1110 Lake Cook Road, Suite 220 · Buffalo Grove, IL 60089 · Phone (847) 215-6500 · FAX (847) 215-6535

May 7, 2015

VIA EDGAR

Ms. Tiffany Piland Posil, Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628

Re:    Essex Rental Corp.
Definitive Proxy Statement of Schedule 14A
Filed April 30, 2015
File No. 001-34601

Ladies and Gentlemen:

This letter is in response to your letter of comment dated May 5, 2015, relating to the above-referenced Definitive Proxy Statement on Schedule 14A (the “Proxy”), as filed by Essex Rental Corp. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on April 30, 2015.

The Company respectfully submits the following response with respect to the comments contained in the May 5, 2015 letter. For ease of reference, the Staff’s comments are set forth in bold type immediately before the corresponding response submitted by the Company.

General

1.
Please advise us how the company’s filing of a definitive proxy statement on April 30, 2015 was consistent with Exchange Act Rule 14a-6 and Interpretation I.G.2 of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001) available on our website at http://sec.gov/interps/telephone/phonesupplement3.htm given the filing of the preliminary proxy statement by Casey Capital, LLC et al. on April 24, 2015 soliciting proxies in support of three nominees for the board of directors of the company. In responding to this comment, please address the following:

•
In a letter from the company to Kevin Casey, dated April 14, 2015, attached as Exhibit 99.1 to the company’s Form 8-K filed on April 14, 2015, the company indicated that Section 3.3 of the company’s Bylaws limits the right to make nominations to stockholder of the company entitled to vote for the election of directors at the relevant meeting. The proxy statement filed on April 30, 2015 indicates that stockholder of record at the close of business on April 20, 2015 are entitled to vote at the 2015 annual meeting. It is our understanding that Continental Stock Transfer and Trust, the company’s transfer agent, has confirmed in writing that Mr. Casey was a stockholder of record on April 20.

•
In a letter from the company to Lee D. Keddie dated April 15, 2015, the company rejected Mr. Keddie’s nominations on the basis that he is "not listed as a stockholder on the company’s stock ledger maintained by [the company’s] transfer agent." It is our understanding that Continental Stock Transfer and Trust has confirmed in writing that Mr. Keddie was an account holder of record of shares of the company as of March 25, 2015 through and including May 1, 2015.

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

May 7, 2015

Company Response. In short, for the reasons discussed herein, the Company does not believe that the actions of Mr. Casey or Mr. Keddie constitute valid solicitations in opposition. Accordingly, the Company’s proxy solicitation relates to a meeting at which the only matters to be acted upon are (1) the election of directors and (2) a vote to approve the compensation of executives as required pursuant to section 14A(a)(1) of the Securities Exchange Act of 1934 and Exchange Act Rule 14a-21(a) - neither of which requires the filing of a preliminary proxy statement under Rule 14a-6.

The dissident stockholders’ actions are not valid solicitations in opposition as a result of the stockholders’ failure to comply with the advance notice provisions contained in Section 3.3 of the Company’s Bylaws. Under Section 3.3, a nomination notice must be delivered on a timely basis by a record stockholder. The nomination notice window closed on April 10, 2015. As evidenced by the certified list of record stockholders as of April 10, 2015 provided to the Company by its transfer agent, Continental Stock Transfer and Trust Company (a copy of which is being provided to the Staff supplementally), neither Mr. Casey (or his related companies) nor Mr. Keddie were record stockholders as of such date. Accordingly, no record stockholder delivered notice to the Company within the required time period. The fact that Mr. Casey (or any of his related companies) or Mr. Keddie may have become record stockholders after April 10, 2015 (as appears to be the case based on a list of record stockholders as of April 20th) does not retroactively cure the earlier delivered deficient notice.
We believe that the Company’s position with respect to the foregoing is well settled under Delaware law, and we notified each of Mr. Casey and Mr. Keddie of the deficiency in their respective purported nomination notices promptly following our receipt of the April 10th certified list of record stockholders. Mr. Casey, in his Schedule 13D filed on April 23, 2015, disclosed his abandonment of his purported nominations, and formed a group with Mr. Keddie in support of Mr. Keddie’s purported nominations. Mr. Keddie has yet to question or contest the Company’s position with respect to his purported nomination notice, and it is only in his amended preliminary proxy statement filed on May 5, 2015, that Mr. Keddie asserts that he was a record stockholder as of a date earlier than April 10th (claiming record ownership as of March 25, 2015). We have provided, under confidentiality agreement, to Mr. Casey a copy of the certified list of record holders as of April 10, 2015 and have offered to provide the list to Mr. Keddie pending his execution of a confidentiality agreement. We have asked Mr. Keddie to reconcile his ownership claim with the information included on the certified list. We have also undertaken to re-confirm such list with Continental Stock Transfer and Trust Company.
Unless and until Mr. Keddie establishes his rights under Delaware law as a record holder who has delivered a compliant nomination notice within the required nomination notice period in accordance with the Company’s Bylaws, under the Company’s Bylaws, Mr. Keddie will not be permitted to make nominations at the Company’s 2015 Annual Meeting of Stockholders. As such, the Company respectfully submits that Mr. Keddie’s actions, including the filing of a preliminary proxy statement, do not constitute a solicitation in opposition for purposes of Exchange Act Rule 14a-6 and Interpretation I.G.2 of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001).

2.	Please revise the proxy statement to note the requests by Messrs. Casey and Keddie to nominate directors to the Board, the company’s rejection of such requests and the basis for such rejections.

Company Response. We respectfully submit that revision of the Proxy to reflect communications with third parties whose actions, for the reasons discussed above, do not in our view constitute solicitations in opposition would potentially create even greater confusion on the part of stockholders as to the validity of the dissidents’ campaign. Reprinting and mailing a revised proxy statement would cause the Company to incur additional expense. The Company has made every effort to keep stockholders apprised of the activities of, and communications with, the dissident stockholders through letters and press releases filed on EDGAR, including:

1.Current Report on Form 8-K filed on May 7, 2015, including attached letter to Mr. Keddie;
2.Current Report on Form 8-K filed on April 30, 2015, including attached press release;
3.Current Report on Form 8-K filed on April 28, 2014, including attached letter to Mr. Keddie; and
4.Current Report on Form 8-K filed on April 14, 2015, including attached letter to Mr. Casey and press release.

In lieu of revising the proxy statement and incurring the incremental costs of printing and mailing such revised proxy statement, we request the Staff’s concurrence with the filing by the Company of additional soliciting material with the requested additional disclosure in the form attached hereto as Exhibit A.

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

May 7, 2015

3.
Disclosure indicates that the size of the board of directors is being reduced temporarily and the other vacancy resulting from the departure of Messrs. Blumenthal and Nestor will be filled once the Corporate Governance/Nominating Committee has identified an additional viable candidate. Please advise whether and when the company engaged in similar search efforts to find an additional nominee to succeed the second departing director and when the company anticipates identifying such individual. Please revise to highlight that as a result of the temporary reduction in the size of the board from six to five members, shareholders will not be able to vote for a director to fill the other vacancy.

Company Response. Upon notice from Messrs. Blumenthal and Nestor on April 9, 2015 that they would not seek re-election to our Board, the Corporate Governance/Nominating Committee (the “Committee”) began its search for candidates for the Board. The Committee’s search focused on the objective of identifying candidates with significant crane rental or other asset rental experience. The Committee reached out to various industry sources for recommendations and then interviewed several potential candidates.

As a result of this process, the Committee was able to identify two candidates, including Mr. Ryan, the Company’s nominee for director as disclosed in the Proxy. The other of those candidates, although qualified, became unable to participate in the nomination process and serve as a member of our Board due to health-related issues and commitments to other corporations.

The Committee continues to actively search for an additional candidate for the Board with the experience, and through the means, outlined above, with the intention of identifying such individual, and securing their willingness to serve on the Board, as soon as practicable. The Committee and the Company remain open to discussions with shareholders, including Mr. Keddie and Mr. Casey, regarding potential nominees, as expressed in the communications that the Company has had with both Mr. Casey and Mr. Keddie or their representatives.

With respect to the Staff’s comment to highlight disclosure, we note that the Proxy already contains the following sentence directly after the discussion of the temporary board-size reduction: “You may not vote for a greater number of persons than the number of nominees named in this Proxy Statement.” Nonetheless, we have highlighted the requested disclosure in the proposed additional soliciting materials attached hereto as Exhibit A.

4.	Please supplement your disclosure with a succinct summary of any material communications the participants have had with Mr. Casey or Mr. Keddie leading up to the current solicitation.

Company Response. We have included the requested disclosure in the proposed additional soliciting materials attached hereto as Exhibit A.

Proposal 1 - Election of Directors, page 3

5.Please state which one or more of the following categories of persons or entities recommended Mr. Ryan as a nominee: Security holder, non-management director, chief executive officer, other executive officer, third-party search firm, or other specified source. See Item 7(d) of Schedule 14A and Item 407(c)(2)(vii) of Regulation S-K.

Company Response. Mr. Ryan was recommended to the Committee by industry sources whom the Committee reached out to when previously searching for candidates for Chief Executive Officer of Essex. Members of the Board interviewed Mr. Ryan for this role and were impressed with his rental industry background, his intellect and his management-level experiences. After due consideration, the Board elected to promote an internal candidate to Chief Executive Officer. Upon launching the search for additional Board members, the Committee reached out to Mr. Ryan. After interviews with Mr. Ryan and subject to completion of a satisfactory background check, the Committee recommended to the Board that Mr. Ryan serve as a nominee.

Certain Relationships and Related Transactions, page 13

6.Disclosure in the Form 10-K for fiscal year ended December 31, 2014 indicates that on December 31, 2013, unsecured promissory notes were amended and restated to extend the maturity date, and beginning on January 1, 2014, interest

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

May 7, 2015

accrues on the outstanding promissory notes at a per annum rate of 18.00%. With a view toward revised disclosure consistent with Item 404(a) of Regulation S-K, please advise us of whether any of the holders of these unsecured promissory notes is a related person as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K. In that regard, we note that disclosure in the Form 10-K for fiscal year ended December 31, 2010 indicates that in November 2010 the holders of these unsecured promissory notes were related parties because they owned a significant amount of common stock of the company.

Company Response. The holders of the unsecured promissory notes referenced in the Staff’s comment above are not presently related parties as defined in Instruction 1 to Item 404(a) of Regulation S-K. Disclosure in our annual report filed on Form 10-K for the fiscal year ended December 31, 2010 included an indication that the holders of the unsecured promissory notes were related parties because of their significant stock ownership in the Company; however, the holders’ stock ownership decreased over time and, as of August 15, 2013, the holders of the unsecured promissory notes filed a Schedule 13G to report that they no longer held more than five percent of the Company’s outstanding shares of common stock. On December 31, 2013, the date as of which the outstanding promissory notes were amended and restated, the holders of such notes were not related parties. At all times, all transactions with the holders of such notes were completed on an arm’s-length basis.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (847) 215-6522 or the Company’s legal counsel, Todd Emmerman of Brown Rudnick LLP, at (212) 209-4888 to discuss any of the matters discussed in this letter.

Very Truly Yours,

ESSEX RENTAL CORP.

/s/ Kory M. Glen
Kory M. Glen
Chief Financial Officer

cc: Todd Emmerman, Esq., Brown Rudnick LLP
Perry Hindin, SEC Special Counsel

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities and Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☒	Definitive Additional Materials
☐	Soliciting Material Pursuant to Section §240.14a-12

ESSEX RENTAL CORP.

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	1)	Title of each class of securities to which transaction applies:
	2)	Aggregate number of securities to which transaction applies:
	3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
	4)	Proposed maximum aggregate value of transaction:
	5)	Total fee paid:
☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	1)	Amount Previously Paid:
	2)	Form, Schedule or Registration Statement No.:
	3)	Filing Party:
	4)	Date Filed:

Exhibit A

ESSEX RENTAL CORP.
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089
___________________

SUPPLEMENTAL PROXY MATERIALS
FOR
ANNUAL MEETING OF STOCKHOLDERS

to be held June 4, 2015
___________________

This Supplemental Proxy Material is furnished in connection with the solicitation of proxies by the Board of Directors, also referred to as the Board, of ESSEX RENTAL CORP., a Delaware corporation, to be used at the annual meeting of stockholders (the “Meeting”) of the Company which will be held at the offices of Hyde Park Holdings, LLC, 500 Fifth Avenue, 50th Floor, New York, New York 10110 on Thursday, June 4, 2015, at 10:00 A.M., and at any adjournment or adjournments thereof.  All references in this Supplemental Proxy Material to the “Company”, “we”, “us”, and “our” refer to Essex Rental Corp., together with its wholly-owned subsidiaries, Essex Holdings, LLC (“Holdings”), Essex Crane Rental Corp. (“Essex Crane”), Essex Finance Corp. (“Essex Finance”), CC Acquisition Holding Corp. (“CC Acquisition”), Coast Crane Company (“Coast Crane”) and Coast Crane Ltd. (“Coast Crane Ltd.”), unless the context otherwise requires.

Purported Nominations of Lee D. Keddie and John M. Climaco

You may have already received a proxy statement soliciting votes for Lee D. Keddie and John M. Climaco (collectively, the “Keddie Nominees”). The proponents of the Keddie Nominees are Lee Keddie and Kevin Casey and his affiliates, Casey Capital, LLC and KC Gamma Opportunity Fund, LP (together with Mr. Casey, the “Casey Parties”). We have notified Mr. Keddie and the Casey Parties several times that they will not be entitled to nominate directors at the Meeting as a result of their failure to comply with the Company’s Bylaws. A summary of the communications between us and Mr. Keddie and/or the Casey Parties is provided below.

IT IS IMPORTANT THAT YOU UNDERSTAND THAT ONLY VOTES ON THE COMPANY’S WHITE PROXY CARD WILL BE COUNTED AT THE MEETING. A VOTE ON THE KEDDIE/CASEY PARTIES’ PROXY CARD WILL NOT BE COUNTED AT THE MEETING. IN ORDER TO EXERCISE YOUR RIGHT AS A STOCKHOLDER TO VOTE AT THE MEETING, YOU SHOULD SIGN, DATE AND RETURN THE WHITE PROXY CARD INCLUDED IN THE COMPANY’S PROXY MAILED TO YOU ON OR ABOUT APRIL 30, 2015. YOU SHOULD DISREGARD ANY OTHER PROXY CARDS YOU MAY RECEIVE PURPORTING TO ALLOW YOU TO VOTE AT THE MEETING, AS ALL OTHER PROXY CARDS ARE INVALID AND WILL NOT BE ACCEPTED AT THE MEETING.

Mr. Keddie’s nomination notice is invalid because he failed to comply with the advance notice provisions contained in Section 3.3 of the Company’s Bylaws. Mr. Casey also submitted a purported nomination notice with his own nominees, but his nomination notice also failed to comply with Section 3.3 of our Bylaws. Mr. Casey subsequently abandoned his purported nominations and joined Mr. Keddie in support of Mr. Keddie’s purported nominees. Under Section 3.3, a nomination notice must be delivered on a timely basis by a record stockholder. The nomination notice window closed on April 10, 2015. As evidenced by the certified list of record stockholders as of April 10, 2015 provided to the Company by its transfer agent, Continental Stock Transfer and Trust Company, neither Mr. Keddie nor any of the Casey Parties were record stockholders as of such date. Accordingly, no record stockholder delivered notice to the Company within the required time period. The fact that Mr. Keddie and/or any of the Casey Parties may have become record stockholders after April 10, 2015 (as appears to be the case based on a list of record stockholders as of April 20th) does not retroactively cure the earlier delivered deficient notice.

Mr. Keddie has yet to question or contest the Company’s position with respect to his purported nomination notice, and it is only in his preliminary proxy statement filed on May 5, 2015, that Mr. Keddie asserts that he was a record stockholder as of a date earlier than April 10 (claiming record ownership as of March 25, 2015). Unless and until Mr. Keddie establishes his rights under Delaware law as a record holder who has delivered a compliant nomination notice within the required nomination notice period in accordance with the Company’s Bylaws, under the Company’s Bylaws, Mr. Keddie will not be permitted to make nominations at the Meeting.

Exhibit A

Despite the invalid nomination notices, the Company has continually expressed its willingness to discuss with Mr. Keddie the qualifications and experience of the Keddie Nominees or Mr. Keddie’s other thoughts related to our Company. Mr. Keddie has never spoken with, or requested discussions with, any Board member or other Company representative.

Summary of Material Communications Between Essex and Mr. Keddie and/or the Casey Parties

•In the fourth quarter of 2014, the Chairman of our Board, Laurence Levy had numerous calls and one meeting with Mr. Casey, during which they discussed trends in the industry, Essex’s performance, Mr. Casey’s suggestions for operating Essex and Mr. Casey’s desire to serve as a director.
•On January 14, 2015, our chief executive officer, Nicholas J. Matthews and our chief financial officer Kory Glen met with Mr. Casey. At that meeting, the parties discussed trends in the industry, Essex’s performance, Mr. Casey’s suggestions for operating Essex and Mr. Casey’s desire to serve as a director.
•On February 26, 2015, Laurence Levy and Edward Levy, another member of our Board met with Mr. Casey. During this meeting the parties discussed Mr. Casey’s desire to serve as a director, our New York City office arrangements, and the suggestion of Mr. Casey that the Company engage in a sale or other strategic alternatives. During that meeting, Messrs. Levy and Levy invited Mr. Casey to provide his biographical and other relevant information for consideration by our Nominating Committee in response to Mr. Casey’s desire to join our Board.
•On February 26, 2015, Mr. Casey sent a letter to the Board summarizing certain proposals, including to: (i) terminate our New York City office lease with Hyde Park Real Estate LLC; (ii) engage an independent financial advisory firm to conduct a comprehensive review of potential strategic alternatives; and (iii) add shareholder representation to the Board.
•On March 31, 2015, Mr. Keddie delivered a purported notice of his intention to nominate five director nominees for election to the Board at Meeting. The five purported nominees were identified as Lee D. Keddie, Shawn W. Kravetz, John M. Climaco, Ned L. Pontious and Jeffrey H. Misthal.
•On April 1, 2015, Mr. Casey made a demand to inspect Essex’s stock list materials pursuant to Section 220 of the Delaware General Corporation Law and submitted a second letter to the Board reiterating the proposals made on February 26, 2015.
•Also on April 1, 2015, Mr. Casey sent a purported nomination notice to the Company of the Casey Parties’ intention to nominate three director nominees for election to the Company’s Board at the Meeting. The three purported nominees were identified as: Kevin M. Casey, Christopher Kinslow, and John A. Oliva.
•On April 6, 2015, Casey Capital issued a press release and sent a letter to our Chairman informing the Company of its intent to wage a proxy battle in the event that the Board did not support Kevin M. Casey, Christopher Kinslow, and John A. Oliva as candidates for election to the Board at the Meeting.
•On April 8, 2015, our counsel sent a letter to Mr. Casey’s counsel expressing certain conditions for release of the stockholder list and reserving the Company’s rights to later reject the demand based on Delaware law.
•On April 9, 2015, the Casey Parties submitted a supplemental purported nomination notice to the Company with respect to their intention to nominate Kevin M. Casey, Christopher Kinslow and John A. Oliva at the Meeting.
•On April 10, 2015, the Company announced via press release that it was evaluating strategic alternatives for Essex Crane Rental Corp., and that two long-standing directors, John Nestor and Dan Blumenthal, would not stand for reelection at the Meeting.
•On April 13, 2015, Mr. Casey sent a letter to our Board responding to the Company’s April 10, 2015 press release.
•On April 14, 2015, the Board sent a letter to Mr. Casey responding to his prior letters and notifying him of the invalidity of his purported nomination notice.
•Also on April 14, 2015, our counsel sent a response letter to Mr. Casey’s counsel denying Mr. Casey’s stock list request after learning that neither Mr. Casey, nor any entity associated with Mr. Casey was a record stockholder as of April 10, 2015.
•Also on April 14, 2015, Laurence Levy met with Chuck Gillman, who represented himself as a representative of Mr. Keddie to discuss Mr. Keddie’s pursuit of Board representation.
•On April 15, 2015, the Board sent a letter to Mr. Keddie notifying him of the invalidity of his purported nomination notice but expressing willingness to engage in a process to consider his purported nominees.
•On April 21, 2015, Mr. Casey sent a letter to the Board reiterating his proposals.
•On April 22, 2015, Mr. Casey sent a letter to the Board responding to the Company’s April 14, 2015 letter rejecting Mr. Casey’s purported nomination notice and request for the stock list and reiterating his demand for the stock list.
•On April 24, 2015, Messrs. Casey and Keddie filed a preliminary proxy statement to solicit votes for the purported election of Mr. Keddie, Shawn W. Kravetz and John M. Climaco at the Meeting.
•On April 26, 2015, Mr. David Pointer, who claimed to represent Mr. Keddie, notified Laurence Levy of Mr. Keddie’s decision to continue to pursue a contested proxy contest rather than engage with the Committee to reach a settlement of these issues.
•On April 28, 2015, the Board sent a letter to Mr. Keddie expressing its disappointment with Mr. Keddie’s reported decision to pursue a contested proxy contest, and again extending the offer to discuss Mr. Keddie’s concerns and the possibility of providing Mr. Keddie with representation on the Board.

Exhibit A

•On April 29, 2015, our counsel sent a letter to the Casey Parties’ counsel noting deficiencies in the Casey Parties’ demand for the stock list, but expressing a willingness to provide such list if Mr. Casey complied with certain conditions.
•On April 30, 2015, the Company issued a press release and filed definitive proxy materials with the SEC which announced that Thomas J. Ryan, Jr. had accepted the Company’s invitation to join the Board following his election at the Meeting.
•On May 4, 2015, Casey Capital sent a letter to the Board responding to certain statements made in the April 30, 2015 press release issued by the Company.
•On May 5, 2015, Messrs. Casey and Keddie filed a preliminary proxy statement on Schedule 14A to solicit votes for the purported election of Mr. Keddie and Mr. Climaco to our Board at the Meeting.
•On May 6, 2015, the Casey Parties and Mr. Keddie filed a revised preliminary proxy statement on Schedule 14A to solicit votes for the purported election of Mr. Keddie and Mr. Climaco to our Board at the Meeting.
•On May 7, 2015, the Board sent a letter to Mr. Keddie responding to certain statements in Mr. Casey’s April 4th letter and Mr. Keddie’s and the Casey Parties’ revised preliminary proxy statement.
•Also on May 7, 2015, the Company’s counsel delivered the stockholder list and related materials to the Casey Parties’ counsel.

Temporary Board Size Reduction

As explained in our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2015 and mailed to stockholders of record beginning the same date, our current Class A directors are Edward Levy, Daniel H. Blumenthal and John G. Nestor. Messrs. Blumenthal and Nestor will not stand for reelection to our Board this year, and through the search efforts of our Corporate Governance/Nominating Committee, Thomas A. Ryan, Jr. has been identified as a nominee to succeed one of our departing directors as a Class A Director. The other vacancy resulting from the departure of Messrs. Blumenthal and Nestor will be filled once our Corporate Governance/Nominating Committee has identified an additional viable candidate for appointment to our Board of Directors, which the Corporate Governance/Nominating Committee is committed to achieving as soon as possible. Until such time as an additional Class A Director has been identified and appointed, effective upon commencement of the Meeting, the size of our Board of Directors will be temporarily reduced to five members from six members. You may not vote for a greater number of persons than the number of nominees named in our Proxy Statement, and you will not be entitled to vote on the appointment of the individual ultimately identified by our Corporate Governance/Nominating Committee to serve as an additional Class A Director. Such individual, once appointed, will serve as a Class A Director for a two-year term expiring at the 2017 Annual Meeting of Stockholders.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Please fill in, date and sign the proxy card provided with our previously delivered proxy statement, and mail it promptly in the postage-paid envelope provided to make sure that your shares are represented at the Meeting. If you attend the Meeting in person, you may, if you desire, revoke your proxy and choose to vote in person even if you had previously sent in your proxy card.

Our Proxy Statement and Annual Report to Stockholders for the year ended December 31, 2014 are available at:
http://www.viewproxy.com/essexrental/2015